GYRUS
GROUP PLC

RECEIVED

2007 MAY -8 A 11: 15

OFFICE OF INTERNATIONAL CORPORATE FINANCE

07023336

410 Wharfedale Road
Winnersh Triangle
Wokingham
Berkshire
RG41 5RA
Tel: +44 (0)118 921 9750
Fax: +44 (0)118 921 9850

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington DC 20549

PROCESSED
MAY 15 2007
THOMSON
FINANCIAL

SUPPL

4th May 2007

Dear Sirs,

Continuing Obligations Under Rule 12g3-2(b) (Exemption Number 82-35040)

Further to the exemption granted Gyrus Group Plc pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, please find enclosed copies of the following documents and announcements, which were recently made public:

- Stock Exchange Announcement regarding Total Voting Rights dated 2 May 2007.
- Stock Exchange Announcement regarding Result of AGM dated 2 May 2007.
- Stock Exchange Announcement regarding Result of AGM dated 30 April 2007.
- Stock Exchange Announcement regarding Holding(s) in Company dated 23 April 2007.
- Stock Exchange Announcement regarding Annual Information Update dated 20 April 2007.
- Stock Exchange Announcement regarding Annual Report and Accounts dated 5 April 2007.
- Resolutions Concerning Special Business passed at Annual General Meeting held on 30 April 2007.
- Special Resolution passed at Annual General Meeting held on 30 April 2007, and resolution authorising the allotment of relevant securities.
- Notice of Allotment of Shares, dated 30 April 2007.
- Notice of Allotment of Shares, dated 30 April 2007.
- Notice of Allotment of Shares, dated 30 April 2007.
- Notice of Allotment of Shares, dated 30 April 2007.
- Notice of Allotment of Shares, dated 19 April 2007.
- Notice of Allotment of Shares, dated 18 April 2007.
- Notice of Allotment of Shares, dated 18 April 2007.
- Notice of Allotment of Shares, dated 18 April 2007.

5/10

- Notice of Allotment of Shares, dated 18 April 2007.
- Notice of Allotment of Shares, dated 18 April 2007.

Yours sincerely,

Yomi Akisanya

Enc.

Regulatory Announcement

Go to market news section

Free annual report

Company	Gyrus Group PLC
TIDM	GYG
Headline	Result of AGM
Released	14:41 02-May-07
Number	9791V

GYRUS GROUP PLC ("the Company")

AGM Resolutions

The Company, a leading supplier of medical devices to reduce trauma and complications in surgery, has today submitted to the UK Listing Authority two copies of all resolutions, other than resolutions concerning ordinary business, passed at the Company's AGM held on 30 April 2007:

The resolutions will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

The Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

2 May 2007

Contact details:

Name: Yomi Akisanya
Assistant Company Secretary

Address: 410, Wharfedale Road,
Winnersh Triangle, Wokingham, Berkshire
RG41 5RA.

Telephone: 0118 921 9724

END

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Regulatory Announcement

Go to market news section

Free annual report

Company	Gyrus Group PLC
TIDM	GYG
Headline	Total Voting Rights
Released	14:33 02-May-07
Number	9780V

GYRUS GROUP PLC (the Company")

Total Voting Rights

In conformity with Section 5.6.1 of the Disclosure and Transparency Rules, the Company, a leading supplier of medical devices to reduce trauma and complications in surgery, would like to notify the market that as at 30 April 2007, the issued share capital and voting rights of GYRUS GROUP PLC are as follows:

147,025,620 Ordinary 1p shares with voting rights attached (one vote per share);

and 2,646,370 Deferred Redeemable 50p shares without voting rights attached.

No shares are held in Treasury.

Therefore, the total number of voting rights in GYRUS GROUP PLC is 147,025,620.

Shareholders may use the total voting rights figure of 147,025,620 as the denominator for the calculations by which they will determine whether they are required to notify their interest in, or a change to their interest in, the Company under the FSA's Disclosure and Transparency Rules.

2 May 2007

Contact details:

Name: Yomi Akisanya
Assistant Company Secretary

Address: 410, Wharfedale Road,
Winnersh Triangle,
Wokingham
RG41 5RA

Telephone: 0118 921 9724

END

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Regulatory Announcement

Go to market news section

Free annual report

Company	Gyrus Group PLC
TIDM	GYG
Headline	Result of AGM
Released	16:27 30-Apr-07
Number	8068V

GYRUS GROUP PLC ("the Company")

Result of Annual General Meeting

The Company, a leading supplier of medical devices to reduce trauma and complications in surgery, announces that at the Annual General Meeting held today, all of the resolutions were duly passed.

CONTACT DETAILS:

Ron Honig
Company Secretary
30 April 2007

Registered Office:
Fortran Road
St. Mellons
Cardiff
CF3 0LT

END

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Regulatory Announcement

Go to market news section

RECEIVED

2007 MAY -8 A 11:15

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Free annual report

Company	Gyrus Group PLC
TIDM	GYG
Headline	Holding(s) in Company
Released	15:14 23-Apr-07
Number	3585V

Gyrus Group plc ("the Company")

In conformity with the Transparency Directive, the Company, a leading supplier of medical devices to reduce tr

The Company was informed, on 23 April 2007 that, as at 17 April 2007, Lloyds TSB Group plc, holds an intere:

END

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Company	Gyrus Group PLC
TIDM	GYG
Headline	Annual Information Update
Released	16:06 20-Apr-07
Number	2810V

Gyrus Group PLC
Annual Information Update

Gyrus Group PLC ("the Company") hereby provides an annual information update in accordance with the requirements of the Prospectus Rule 5.2. This update refers to information that has been published or made available by the Company to the public over the twelve months preceding this announcement. To avoid a statement of unnecessary length information is referred to in this update rather than included in full.

In accordance with Rule 5.2.7 of the Prospectus Rules, the information referred to in this update was up to date at the time the information was published but some information may now be out of date. This annual information update does not constitute an offer of securities addressed to any person and should not be relied on by any person.

1. Announcements made via the Regulatory News Service ("RNS"), a Regulatory Information Service ("RIS").

05/04/07	Annual Report and Accounts
30/03/07	Total Voting Rights
27/03/07	Holding(s) in Company
27/03/07	Director/PDMR Shareholding
27/03/07	Director/PDMR Shareholding
26/03/07	Director/PDMR Shareholding
19/03/07	Holding(s) in Company
19/03/06	Holding(s) in Company
16/03/07	Final Results
13/03/07	Holding(s) in Company
13/03/07	Holding(s) in Company
28/02/07	Total Voting Rights
31/01/07	Total Voting Rights
29/01/07	Holding(s) in Company
25/01/07	Holding(s) in Company
24/01/07	Holding(s) in Company
22/01/07	Holding(s) in Company
22/01/07	Holding(s) in Company
16/01/07	Pre-Close period Statement
20/12/06	Total Voting Rights
18/12/06	Blocklisting Interim Review
14/12/06	Holding(s) in Company
14/11/06	Director/PDMR Shareholding
31/10/06	Holding(s) in Company
25/10/06	Holding(s) in Company
24/10/06	Holding(s) in Company
23/10/06	Analysts and Investor Teach-in
17/10/06	Board Appointment

17/10/06	Board Appointment
10/10/06	Holding(s) in Company
10/10/06	Analyst Site Visit
26/09/06	Holding(s) in Company
12/09/06	Interim Results
06/09/06	Lawsuit settlement
04/09/06	Change of Adviser
24/08/06	Holding(s) in Company
26/07/06	Additional Listing
20/07/06	Holding(s) in Company
14/07/06	Pre-Close Period Statement
29/06/06	Holding(s) in Company
27/06/06	Holding(s) in Company
07/06/06	Additional Listing
06/06/06	Additional Listing
26/05/06	Director/PDMR Shareholding
24/05/06	Licensing Agreement
03/05/06	Result of AGM
01/03/06	Notice of Results

Copies of all announcements can be obtained from the Regulatory News Service of the London Stock Exchange.

2. Documents filed at Companies House

The documents listed below were filed with the Registrar of Companies in England and Wales on or around the dates indicated. Copies of these documents can be obtained from Companies House.

19/04/07	Form 88(2)	Return of an Allotment of Shares
19/04/07	Form 88(2)	Return of an Allotment of Shares
19/04/07	Form 88(2)	Return of an Allotment of Shares
19/04/07	Form 88(2)	Return of an Allotment of Shares
19/04/07	Form 88(2)	Return of an Allotment of Shares
19/04/07	Form 88(2)	Return of an Allotment of Shares
02/04/07	Form 88(2)	Return of an Allotment of Shares
14/02/06	Form 88(2)	Return of an Allotment of Shares
22/01/07	Form 88(2)	Return of an Allotment of Shares
11/01/07	Form 88(2)	Return of an Allotment of Shares
11/01/07	Form 88(2)	Return of an Allotment of Shares
11/01/07	Form 88(2)	Return of an Allotment of Shares
15/12/06	Form 88(2)	Return of an Allotment of Shares
15/12/06	Form 88(2)	Return of an Allotment of Shares
06/12/06	Form 88(2)	Return of an Allotment of Shares
06/12/06	Form 88(2)	Return of an Allotment of Shares
06/12/06	Form 88(2)	Return of an Allotment of Shares
06/12/06	Form 88(2)	Return of an Allotment of Shares
06/12/06	Form 88(2)	Return of an Allotment of Shares
06/12/06	Form 88(2)	Return of an Allotment of Shares
06/12/06	Form 88(2)	Return of an Allotment of Shares
20/11/06	Form 88(2)	Return of an Allotment of Shares
10/11/06	Form 88(2)	Return of an Allotment of Shares
01/11/06	Form 88(2)	Return of an Allotment of Shares
01/11/06	Form 88(2)	Return of an Allotment of Shares
24/10/06	Form 88(2)	Return of an Allotment of Shares
23/10/06	Form 88(2)	Return of an Allotment of Shares

01/10/06	Form 88(2)	Return of an Allotment of Shares
01/10/06	Form 88(2)	Return of an Allotment of Shares
01/10/06	Form 88(2)	Return of an Allotment of Shares
01/10/06	Form 88(2)	Return of an Allotment of Shares
29/09/06	Form 88(2)	Return of an Allotment of Shares
25/09/06	Form 88(2)	Return of an Allotment of Shares
21/09/06	Form 88(2)	Return of an Allotment of Shares
21/09/06	Form 88(2)	Return of an Allotment of Shares
23/08/06	Form 88(2)	Return of an Allotment of Shares
02/08/06	Form 88(2)	Return of an Allotment of Shares
02/08/06	Form 88(2)	Return of an Allotment of Shares
03/07/06	Form 88(2)	Return of an Allotment of Shares
23/06/06	Form 88(2)	Return of an Allotment of Shares
16/08/06	Form 363	Annual Return
30/10/06	Form 288a	Appointment of Director
30/10/06	Form 288a	Appointment of Director

27/07/05 Group of Companies Accounts made up to 31/12/06

3. Documents sent to Shareholders

The documents listed below have been despatched by the Company to holders of its securities on or around the following dates.

29/03/07 Annual Report and Accounts 2006
29/03/07 Notice of 2007 Annual General Meeting

21/09/06 Interim Report for six months ended 30 June 2006

4. Documents submitted to the UK Listing Authority

Copies of the following documents have been submitted to the UK Listing Authority for inspection at their Document Viewing Facility on or around the following dates and can be obtained from the Company Secretary, Gyrus Group PLC, 410 Wharfedale Road, Winnersh Triangle, Wokingham, Berkshire. RG41 5RA.

4/04/07 Annual Report and Accounts 2006
Notice of 2007 Annual General Meeting
Interim Report for six months ended 30 June 2006

For further enquiries, contact:

Ron Honig, Company Secretary
Telephone: 01189 219750

END
END

RECEIVED

2007 MAY -8 A 11:15

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Free annual report

Company	Gyrus Group PLC
TIDM	GYG
Headline	Annual Report and Accounts
Released	14:48 05-Apr-07
Number	5251U

GYRUS GROUP PLC ("the Company")

Annual Report & Accounts

The Company, a leading supplier of medical devices to reduce trauma and complications in surgery, has today submitted to the UK Listing Authority copies of the following documents:

- Annual Report and Accounts 2006
- Notice of Annual General Meeting to be held on 30 April 2007
- Form of Proxy for the AGM to be held on 30 April 2007
- Request to shareholders for consent to receive information and documents in electronic form and by means of a website.

The documents will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

The Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

Copies of the documents can be obtained at the Company's registered office: Fortran Road, St Mellons, Cardiff, CF3 0LT, United Kingdom

Contact details:

Name: Yomi Akisanya, Assistant Company Secretary

Address: 410, Wharfedale Road,
Winnersh Triangle, Wokingham, Berkshire
RG41 5RA.

Telephone: 0118 921 9724

END

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Gyrus Group PLC

Extract from Minutes of Annual General Meeting

Held on 30 April 2007
at 10.00 BST on Monday 30 April 2007 at
410 Wharfedale Road, Winnersh Triangle, Berks.

Special Business proposed in Resolutions 10 to 13.

Resolution 10.

Resolution 10 proposed that the Directors be authorised to allot relevant securities pursuant to section 80 of the Companies Act 1985. The Chairman proposed Resolution 10 as set out in the Notice as an ordinary resolution of the Company and Simon Shaw seconded it.

The proxy votes were as follows:

103,871,561	proxies were lodged in favour,
377,247	against
15,201	to be voted at the Chairman's discretion and
65,322	abstentions

The resolution was carried.

Resolution 11.

Resolution 11 proposed to allow the Directors the prescribed partial exclusion of pre-emption rights pursuant to Section 95 of the Companies Act 1985. The Chairman proposed Resolution 11 as set out in the Notice as a special resolution of the Company and Simon Shaw seconded it.

The proxies were as follows:

104,244,268	proxies were lodged in favour,
1,700	against
18,041	to be voted at the Chairman's discretion
65,322	abstentions

The resolution was carried.

Resolution 12

Resolution 12 proposed to authorise the Company to communicate with shareholders by electronic means pursuant to Disclosure and Transparency Rules 6.1.7 and 6.1.8(1). The Chairman proposed Resolution 12 as set out in the Notice as an ordinary resolution of the Company and Simon Shaw seconded it.

The proxies were as follows:

104,238,202	proxies were lodged in favour,
5,165	against
12,501	to be voted at the Chairman's discretion
73,463	abstentions

The resolution was carried

Resolution 13

Resolution 13 proposed to authorise the Company to provide documents and information to shareholders by making such documents and information available on a website, pursuant to Section 1144 (2) and Schedule 5, Paragraph 10 (2) of the Companies Act 2006. The Chairman proposed Resolution 13 as set out in the Notice as an ordinary resolution of the company and Simon Shaw seconded it.

The proxies were as follows:

104,238,577	proxies were lodged in favour,
3,515	against
15,076	to be voted at the Chairman's discretion
72,163	abstentions

The resolution was carried

I certify that this is a true copy of the original minutes.

Signed: ....

Ron Honig
Company Secretary
Gyrus Group Plc

Gyrus Group PLC

Extract from Minutes of Annual General Meeting

Held at 10 am on 30 April 2007

at 410 Wharfedale Road, Winnersh Triangle, Berks.

Resolution 10.

Resolution 10 proposed that the Directors be authorised to allot relevant securities pursuant to section 80 of the Companies Act 1985. The Chairman proposed Resolution 10 as set out in the Notice as an ordinary resolution of the Company and Simon Shaw seconded it.

The proxy votes were as follows:

103,871,561	proxies were lodged in favour,
377,247	against
15,201	to be voted at the Chairman's discretion and
65,322	abstentions

The resolution was carried.

Resolution 11.

Resolution 11 proposed to allow the Directors the prescribed partial exclusion of pre-emption rights pursuant to Section 95 of the Companies Act 1985. The Chairman proposed Resolution 11 as set out in the Notice as a special resolution of the Company and Simon Shaw seconded it.

The proxies were as follows:

104,244,268	proxies were lodged in favour,
1,700	against
18,041	to be voted at the Chairman's discretion
65,322	abstentions

The resolution was carried.

I certify that this is a true copy of the original minutes.

Signed: ....

Ron Honig
Company Secretary
Gyrus Group Plc

Companies House

for the record

RECEIVED

2007 MAY -8 A 11:15

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number	3234242
Company name in full	GYRUS GROUP PLC

Shares allotted (including bonus shares):

	From			To		
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	*Day*	*Month*	*Year*	*Day*	*Month*	*Year*
	19	04	2007			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	612		
Nominal value of each share	10P		
Amount (if any) paid or due on each share *(including any share premium)*	£1.695		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name BARBARA WILLIAMS	Class of shares allotted	Number allotted
Address 50 RHOS DYFED, ABERAMAN, ABERDARE	ORDINARY	612
UK Postcode C F 4 4 6 J A		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 30/4/07

A director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

YOMI AKISANYA
410, WHARFEDALE ROAD, WINNERSH TRIANGLE,
WOKINGHAM. RG41 5RA Tel 0118 9219724

DX number DX exchange

Companies House
— for the record —

88(2)

Return of Allotment of Shares

RECEIVED
2007 MAY -8 A 11:15
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 3234242

Company name in full GYRUS GROUP PLC

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	16	04	2007			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	500		
Nominal value of each share	1P		
Amount (if any) paid or due on each share *(including any share premium)*	£1.550		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Shareholder details		Shares and share class allotted	
Name	BREWIN NOMINEES LTD A/C SCHEMES	Class of shares allotted	Number allotted
Address	PO BOX 1025,COMMERCIAL UNION HOUSE,39 PILGRIM STREET, NEWCASTLE UPON TYNE	ORDINARY	500
UK Postcode	NE99 1SX		
Name		Class of shares allotted	Number allotted
Address			
UK Postcode			
Name		Class of shares allotted	Number allotted
Address			
UK Postcode			
Name		Class of shares allotted	Number allotted
Address			
UK Postcode			
Name		Class of shares allotted	Number allotted
Address			
UK Postcode			

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 30/4/07

A director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

YOMI AKISANYA
410, WHARFEDALE ROAD, WINNERSH TRIANGLE,
WOKINGHAM. RG41 5RA Tel 0118 921 9724
DX number DX exchange

Companies House
— for the record —

88(2)

Return of Allotment of Shares

RECEIVED
2007 MAY -8 A 11:15

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number	3234242
Company name in full	GYRUS GROUP PLC

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	16	04	2007			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	2000		
Nominal value of each share	1P		
Amount (if any) paid or due on each share *(including any share premium)*	£1.975		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name BREWIN NOMINEES LTD A/C SCHEMES Address PO BOX 1025,COMMERCIAL UNION HOUSE,39 PILGRIM STREET, NEWCASTLE UPON TYNE UK Postcode NE99 1SX	Class of shares allotted ORDINARY	Number allotted 2,000
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 30/4/07

A director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

YOMI AKISANYA
410, WHARFEDALE ROAD, WINNERSH TRIANGLE,
WOKINGHAM. RG41 5RA Tel 0118 921 9724
DX number DX exchange

Companies House
— for the record —

88(2)

Return of Allotment of Shares

RECEIVED
2007 MAY -8 A 11: 15
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 3234242

Company name in full GYRUS GROUP PLC

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	12	04	2007			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	2775		
Nominal value of each share	1P		
Amount (if any) paid or due on each share *(including any share premium)*	330P		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

Shareholder details	Shares and share class allotted	
Name BREWIN NOMINEES LTD A/C SCHEMES Address PO BOX 1025,COMMERCIAL UNION HOUSE,39 PILGRIM STREET, NEWCASTLE UPON TYNE UK Postcode NE99 1SX	Class of shares allotted ORDINARY	Number allotted 2,775
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 30/4/07

A director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

YOMI AKISANYA
410, WHARFEDALE ROAD, WINNERSH TRIANGLE,
WOKINGHAM, RG41 5RA Tel 0118 921 9724
DX number DX exchange

Companies House
— for the record —

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 3234242

Company name in full GYRUS GROUP PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	12	04	2007			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	3731		
Nominal value of each share	1P		
Amount (if any) paid or due on each share *(including any share premium)*	330P		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Shareholder details	Shares and share class allotted	
Name BREWIN NOMINEES LTD A/C SCHEMES Address PO BOX 1025,COMMERCIAL UNION HOUSE,39 PILGRIM STREET, NEWCASTLE UPON TYNE UK Postcode NE99 1SX	Class of shares allotted ORDINARY	Number allotted 3,731
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 30/4/07

A director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

YOMI AKISANYA
410, WHAREFEDALE ROAD, WINNERSH TRIANGLE,
WOKINGHAM. RG41 5RA Tel 0118 921 9724
DX number DX exchange

Companies House
for the record

88(2)

Return of Allotment of Shares

RECEIVED
2007 MAY -8 A 11: 15

OFFICE OF REGISTRATION
CORPORATE FINANCE

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 3234242

Company name in full GYRUS GROUP PLC

Shares allotted (including bonus shares):

	From	To
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	Day 23 Month 03 Year 2007	Day Month Year

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	ORDINARY
Number allotted	5730	1500	3000
Nominal value of each share	1P	1P	1P
Amount (if any) paid or due on each share *(including any share premium)*	£2.025	£2.85	£3.30

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House receipt date barcode

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 3234242

Company name in full GYRUS GROUP PLC

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	23	03	2007			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	ORDINARY
Number allotted	150	1000	1907
Nominal value of each share	1P	1P	1P
Amount (if any) paid or due on each share *(including any share premium)*	£1.91	£1.785	£1.695

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 3234242

Company name in full GYRUS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	23	03	2007			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	ORDINARY
Number allotted	1750	2026	5915
Nominal value of each share	1P	1P	1P
Amount (if any) paid or due on each share *(including any share premium)*	£1.975	£2.025	£1.55

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name BREWIN NOMINEES LIMITED A/C SCHEMES Address P O BOX 1025, COMMERICAL UNION HOUSE, 39 PILGRIM STREET, NEWCASTLE UPON TYNE UK Postcode NE99 1SX	Class of shares allotted ORDINARY	Number allotted 22,978
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form 2

Signed [signature] Date 19.04.07

A director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

YOMI AKISANYA
410, WHARFEDALE ROAD, WINNERSH TRIANGLE,
WOKINGHAM. RG41 5RA Tel 01189219724
DX number DX exchange

Companies House
— for the record —

RECEIVED
2007 MAY -8 A 11:15
OFFICE OF INTERNATIONAL CORPORATE FINANCE

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 3234242

Company name in full GYRUS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	29	03	2007			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	2017		
Nominal value of each share	1P		
Amount (if any) paid or due on each share *(including any share premium)*	155P		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

Shareholder details	Shares and share class allotted	
Name BREWIN NOMINEES LTD A/C SCHEMES Address PO BOX 1025,COMMERCIAL UNION HOUSE,39 PILGRIM STREET, NEWCASTLE UPON TYNE UK Postcode NE9 9 1SX	Class of shares allotted ORDINARY	Number allotted 2,017
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 18.04.07

A director / ~~secretary / administrator / administrative receiver / receiver manager / receiver.~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

YOMI AKISANYA
410, WHARFEDALE ROAD, WINNERSH TRIANGLE
WOKINGHAM. RG41 5RA Tel 0118 9219724
DX number DX exchange

Companies House
— for the record —

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number	3234242
Company name in full	GYRUS GROUP PLC

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	27	03	2007			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	10000		
Nominal value of each share	1P		
Amount (if any) paid or due on each share *(including any share premium)*	169.5P		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name BREWIN NOMINEES LTD A/C SCHEMES	Class of shares allotted	Number allotted
Address PO BOX 1025,COMMERCIAL UNION HOUSE,39 PILGRIM STREET, NEWCASTLE UPON TYNE	ORDINARY	10,000
UK Postcode NE9 9 1SX		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 18.04.07

A director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

YOMI AKISANYA
410, WHARFEDALE ROAD, WINNERSH TRIANGLE
WOKINGHAM. RG41 5RA Tel 0118 921 9724
DX number DX exchange

Companies House
for the record

88(2)

Return of Allotment of Shares

RECEIVED
2007 MAY -8 A 11:11
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number	3234242
Company name in full	GYRUS GROUP PLC

Shares allotted (including bonus shares):

	From (Day Month Year)	To (Day Month Year)
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	27 03 2007	

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	
Number allotted	400	150	
Nominal value of each share	1P	1P	
Amount (if any) paid or due on each share *(including any share premium)*	£1.55	£1.910	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name BREWIN NOMINEES LTD A/C SCHEMES Address PO BOX 1025,COMMERCIAL UNION HOUSE,39 PILGRIM STREET, NEWCASTLE UPON TYNE UK Postcode NE99 1SX	Class of shares allotted ORDINARY	Number allotted 550
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 18.04.07

A director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

YOMI AKISANYA
410, WHARFEDALE ROAD, WINNERSH TRIANGLE
WOKINGHAM. RG41 5RA Tel 0118 921 9724
DX number DX exchange

Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 3234242

Company name in full GYRUS GROUP PLC

Shares allotted (including bonus shares):

	From	To
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	Day 26 Month 03 Year 2007	Day Month Year

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	ORDINARY
Number allotted	1500	875	11400
Nominal value of each share	1P	1P	1P
Amount (if any) paid or due on each share *(including any share premium)*	£3.30	£2.025	£1.975

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number	3234242
Company name in full	GYRUS GROUP PLC

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	26	03	2007			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	ORDINARY
Number allotted	1430	10000	
Nominal value of each share	1P	1P	
Amount (if any) paid or due on each share *(including any share premium)*	£3.115	£2.85	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ — **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB — **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

Shareholder details	Shares and share class allotted	
Name BREWIN NOMINEES LIMITED A/C SCHEMES	Class of shares allotted	Number allotted
Address P O BOX 1025, COMMERICAL UNION HOUSE, 39 PILGRIM STREET, NEWCASTLE UPON TYNE	ORDINARY	25,205
UK Postcode NE99 1SX		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form: 1

Signed ______________________ Date 18.04.05

A director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

YOMI AKISANYA
410, WHARFEDALE ROAD, WINNERSH TRIANGLE,
WOKINGHAM. RG41 5RA Tel 01189219724

DX number DX exchange

Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 3234242

Company name in full GYRUS GROUP PLC

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	23	03	2007			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	
Number allotted	2000	400	
Nominal value of each share	1P	1P	
Amount (if any) paid or due on each share *(including any share premium)*	£2.025	£1.55	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name BREWIN NOMINEES LTD A/C SCHEMES Address PO BOX 1025,COMMERCIAL UNION HOUSE,39 PILGRIM STREET, NEWCASTLE UPON TYNE UK Postcode NE99 1SX	Class of shares allotted ORDINARY	Number allotted 2,400
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 18/04/07

A director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

YOMI AKISANYA
410, WHARFEDALE ROAD, WINNERSH TRIANGLE
WOKINGHAM. RG41 5RA Tel 0118 921 9724
DX number DX exchange

END